UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Arel Communications and Software Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS .001 per share

(Title of Class of Securities)

M14925107

(CUSIP Number)

Clayton L. Mathile

6450 Sand Lake Road

Suite 200

Dayton, Ohio 45414

Tel: (937) 264-4622

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Clayton L. Mathile
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 4,377,389 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	As of December 27, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,261,916 Ordinary Shares, as reported in the preliminary proxy statement filed as Exhibit (a)(5) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 27, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mary A. Mathile
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,072,460(1) 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 1,072,460(1) 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,460(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Ms. Mathile disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.
(2)	As of December 27, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,261,916 Ordinary Shares, as reported in the preliminary proxy statement filed as Exhibit (a)(5) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 27, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI Private Equity II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 4,377,389 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	As of December 27, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,261,916 Ordinary Shares, as reported in the preliminary proxy statement filed as Exhibit (a)(5) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 27, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 4,377,389 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	As of December 27, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,261,916 Ordinary Shares, as reported in the preliminary proxy statement filed as Exhibit (a)(5) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 27, 2005.

SCHEDULE 13D/A

CUSIP No. M14925107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CYMI Financing, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,377,389 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 4,377,389 10. SHARED DISPOSITIVE POWER: —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,389
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	As of December 27, 2005, the Issuer had outstanding (excluding 200,000 dormant shares) 13,261,916 Ordinary Shares, as reported in the preliminary proxy statement filed as Exhibit (a)(5) to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on December 27, 2005.

SCHEDULE 13D/A

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) further supplements and amends the Statement on Schedule 13D originally filed by Clayton L. Mathile (the “Original Reporting Person”) with the Securities and Exchange Commission (“SEC”) on November 16, 2001, as previously amended by Amendment No. 1 thereto filed on February 14, 2003, Amendment No. 2 thereto filed on July 21, 2003, Amendment No. 3 thereto filed on March 15, 2003, Amendment No. 4 thereto filed on May 13, 2004, Amendment No. 5 thereto filed on May 21, 2004, Amendment No. 6 thereto filed on June 8, 2004, Amendment No. 7 thereto filed on June 22, 2004, Amendment No. 8 thereto filed on June 28, 2004, Amendment No. 9 thereto filed on June 29, 2004, Amendment No. 10 thereto filed on July 2, 2004, Amendment No. 11 thereto filed by the Original Reporting Person and Mary A. Mathile, CYMI Private Equity II, LLC (“CPE”) and CYMI, Ltd. (collectively with the Original Reporting Person, the “Amendment No. 11 Reporting Persons”) on October 3, 2005 and Amendment No. 12 thereto (“Amendment No. 12”) filed by the Amendment No. 11 Reporting Persons and CYMI Financing, LLC (“CF” and, collectively with the Amendment No. 11 Reporting Persons, the “Reporting Persons”) on November 23, 2005, with respect to the ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”), of Arel Communications and Software Ltd., a company organized under the laws of the State of Israel (“Arel” or the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Item 4 (as amended and supplemented by Amendment No. 13) are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following text at the end thereof:

On December 27, 2005, pursuant to the requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, Arel, CF, CPE and Cetus Corp. (“Cetus”) filed a Transaction Statement on Schedule 13E-3 with the SEC in connection with a proposed plan of arrangement (the “Arrangement”) under Section 350 of the Israeli Companies Law, 1999 (the “Companies Law”).

On December 15, 2005, Arel filed an application with the Tel-Aviv District Court (the “Court”) pursuant to Section 350 of the Companies Law to call a meeting of its shareholders to consider and vote on a proposal to approve the Arrangement. On December 22, 2005, the Court authorized Arel to convene such shareholders’ meeting.

On December 15, 2005, CF provided Arel with a commitment letter (the “Commitment Letter”) pursuant to which, subject to the terms and conditions set forth therein, CF has committed to provide to Arel a convertible loan of up to $12.5 million to finance the Arrangement and to pay related fees and expenses (the “Arel Convertible Loan”). The Arel Convertible Loan will be evidenced by a Convertible Demand Note (the “Convertible Note”) to be executed by Arel in favor of CF in connection with the effectiveness of the Arrangement. The Convertible Note will become due on demand or, if no earlier demand is made, on the second anniversary of the date of the Convertible Note (the “Outside Maturity Date”). The Convertible Note will bear interest at the mid-term applicable federal rate, compounded semiannually (as described in Section 1274(d) of the Internal Revenue Code of 1986, as amended) (the “Mid-Term AFR Rate”), in effect on the date of execution of the Convertible Note, subject to annual adjustment. The principal amount of the Convertible Note and any accrued and unpaid interest thereon will be convertible in whole or in part into Ordinary Shares, at any time and from time to time, at the option of CF, at a price of $1.50 per share, subject to adjustment for share dividends, splits, combinations and certain other dilutive events. In addition, (i) if CF demands payment in cash under the Convertible Note or (ii) if the Convertible Note becomes due on the Outside Maturity Date (because CF has not made an earlier demand for payment under the Convertible Note and the Convertible Note has not been converted into Ordinary Shares prior to the Outside Maturity Date), then, Arel will have the option, in lieu of making such payment in cash, to convert the principal amount of the Convertible Note and any accrued and unpaid interest thereon into Ordinary Shares, at a price of $1.50 per share, subject to adjustment for share dividends, splits, combinations and certain other dilutive events.

The obligation of CF to provide the financing contemplated by the Commitment Letter is subject to customary conditions, including, but not limited to, the following: (i) the absence of any change or condition which CF reasonably determines could have a material adverse change in the business, condition (financial or otherwise), operations, properties or prospects of Arel and its subsidiaries, taken as a whole, between the date of the Commitment Letter and the final approval of the Arrangement by the Court, (ii) the structure and the terms of, and the documentation for, the arrangement being satisfactory to CF, (iii) the final approval of the Arrangement by the Court on or before April 30, 2006 and (iv) the execution of the Convertible Note and any related definitive loan documents in form and substance acceptable to CF and its counsel.

CF has informed Arel that it intends to exercise the conversion right to be granted to CF under the Convertible Note shortly after the completion of the Arrangement. CF has also expressed an intention to Arel, subject to the consummation of the Arrangement, to provide Arel with funding for Arel’s future operating needs, either directly or through one of its affiliates.

CF intends to borrow the funds to provide Arel with the Arel Convertible Loan from Cetus (the “Cetus Loan”). The Cetus Loan will be evidenced by a Promissory Note to be executed by CF in favor of Cetus concurrently with the execution of the Arel Convertible Loan (the “CF Note”). The CF Note will become due on the ninth anniversary of the date of the CF Note and will bear interest at the Mid-Term AFR Rate, subject to annual adjustment. The CYMI Note will be secured by a pledge of certain shares of Arel owed by CF.

On December 15, 2005, CF entered into an undertaking letter with Arel (the “Undertaking Letter”), pursuant to which CF has agreed that, in the event that it provides Arel with the Arel Convertible Loan to finance the Arrangement, it will not make a demand for payment in cash of the Arel Convertible Loan until Arel’s indebtedness that was outstanding on the date of the Undertaking Letter has been paid off in full (the “Forbearance Period”). The Undertaking Letter does not (i) limit CF’s right during the Forbearance Period to convert the outstanding principal amount of the Convertible Note and any accrued interest thereon in whole or in part into Ordinary Shares as described above or (ii) limit the rights of any of CF’s affiliates, including Cetus, to exercise during the Forbearance Period any rights that Cetus or such other affiliates may have with respect to Arel’s indebtedness arising under agreements existing as of the date of the Undertaking Letter, including under the loan agreement, dated March 8, 2005, between Arel and Cetus. In the event that the Court approves the Arrangement subject to certain conditions, any of which would limit the rights of Cetus or any of CF’s affiliates as described in clause (ii) above, CF’s agreement pursuant to the Undertaking Letter not to make a demand for payment in cash of the Convertible Note during the Forbearance Period will be null and void.

The foregoing descriptions of the Commitment Letter and the Undertaking Letter are qualified in their entirety by reference to the full texts of such letters, copies of which are filed as Exhibits A and B hereto, respectively, and incorporated herein by reference.

If the Arrangement is effected, subsequent thereto, Arel intends to delist the Ordinary Shares from The Nasdaq Capital Market and to terminate the registration of the Ordinary Shares under the Exchange Act and cease filing reports and other information with the SEC.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of Arel, or that relate to or would result in any of the events enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of Amendment No. 12 are hereby amended to correct certain errors contained therein. Based on preliminary information obtained from the Other Shareholders (as defined in Amendment No. 12), Item 5 of Amendment No. 12 incorrectly reported (i) the number of Ordinary Shares collectively held by the Other Shareholders as 1,043,243, (ii) the aggregate of the number of Ordinary Shares beneficially owned by the Other Shareholders, together with the Ordinary Shares beneficially owned by the Reporting Persons, as 5,420,632 and (iii) the aggregate ownership percentage of the Other Shareholders and the Reporting Persons as 40.9%. Based on additional information obtained from the cover pages in the Schedule 13D filed by the Other Shareholders with the SEC on December 5, 2004, (I) the correct number of Ordinary Shares collectively held by the Other Shareholders is 953,243, (II) the correct aggregate of the number of Ordinary Shares beneficially owned by the Other Shareholders, together with the Ordinary Shares beneficially owned by the Reporting Persons, is 5,330,632 and (III) the correct aggregate ownership percentage of the Other Shareholders and the Reporting Persons is 40.2%. Accordingly, Items 5(a) and 5(b) are hereby amended by deleting the sixth, seventh and eighth paragraphs thereof (the seventh, eighth and ninth paragraphs under Item 5 of Amendment No. 12) in their entirety and substituting the following in lieu thereof:

The Other Shareholders collectively hold 953,243 shares of Arel. By virtue of the MOU, the Reporting Persons may be deemed to have formed a “group” with the Other Shareholders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder. In the aggregate, the Ordinary Shares beneficially owned by the Other Shareholders, together with the Ordinary Shares beneficially owned by the Reporting Persons, equals 5,330,633 Ordinary Shares, which represents approximately 40.2% of Arel’s outstanding Ordinary Shares.

The statements in this Amendment No. 12 shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 12 shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. Each of the Reporting Persons disclaims any pecuniary interest in any securities of Arel owned by any other party, and expressly disclaims the existence of a group.

Any disclosures made hereunder with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

Item 5(c) is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Item 4 (as amended and supplemented by Amendment No. 13) are incorporated in this Item 5(c) by reference as if fully set forth herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following text at the end thereof:

The matters set forth in Item 4 (as amended and supplemented by Amendment No. 13) are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Materials to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit A	Commitment Letter, dated December 15, 2005, between CYMI Financing, LLC and Arel Communications and Software Ltd. (incorporated by reference to Exhibit (b)(1) of Schedule 13E-3 (the “Schedule 13E-3”) filed by Arel, CYMI Financing, LLC, CYMI Private Equity II, LLC and Cetus Corp. with the SEC on December 27, 2005).

Exhibit B	Undertaking Letter, dated December 15, 2005, between CYMI Financing, LLC and Arel Communications and Software Ltd. (incorporated by reference to Exhibit (b)(2) of the Schedule 13E-3).

Exhibit C	Joint Filing Agreement, dated November 23, 2005 (incorporated by reference to Exhibit C of Schedule 13D/A (Amendment No. 12) filed by the Reporting Persons with the SEC on November 23, 2005).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

Dated: December 28, 2005

/s/ Clayton L. Mathile
Clayton L. Mathile

/s/ Mary A. Mathile
Mary A. Mathile

CYMI PRIVATE EQUITY II, LLC

By:	CYMI, Ltd., its managing member

By:	/s/ Les Banwart
Name:	Les Banwart
Title:	President

CYMI, LTD.

By:	/s/ Les Banwart
Name:	Les Banwart
Title:	President

CYMI FINANCING, LLC

By:	CYMI, Private Equity II, LLC its
managing member

By:	CYMI, Ltd., its managing member

By:	/s/ Les Banwart
Name:	Les Banwart
Title:	President